UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January, 2013

GRANITE REAL ESTATE INVESTMENT TRUST

(Commission File Number:  001-35771)

(Name of registrant)

GRANITE REIT INC.

(Commission File Number:  001-35772)

(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2013	GRANITE REIT INC.

	By:	/s/ Jennifer Tindale
		Name:	Jennifer Tindale
		Title:	Executive Vice-President, General Counsel and Secretary

Date: January 8, 2013	GRANITE REAL ESTATE INVESTMENT TRUST

	By:	/s/ Jennifer Tindale
		Name:	Jennifer Tindale
		Title:	Executive Vice-President, General Counsel and Secretary

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	Notice of Change in Corporate Structure Pursuant to Section 4.9 of National Instrument 51-102
99.2	Certificate and Articles of Arrangement
99.3	Amended and Restated Declaration of Trust of Granite Real Estate Investment Trust
99.4	Notice of Articles and Articles of Incorporation of Granite REIT Inc.
99.5	Support Agreement between Granite Real Estate Investment Trust and Granite REIT Inc.
99.6	Supplemental Indenture to Debenture Indenture